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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015 10 6

(CUSIP Number)

Mary C. Adams, Assistant Secretary

Learning Tree International, Inc.

6053 Century Blvd.

Los Angeles, CA 90045-0028

(310) 342-2229

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,475,150 8. Shared Voting Power 2,652,998 9. Sole Dispositive Power 1,475,150 10. Shared Dispositive Power 2,652,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,331,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mary C. Adams

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 203,640 8. Shared Voting Power 2,652,998 9. Sole Dispositive Power 203,640 10. Shared Dispositive Power 2,652,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,331,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DCMA Holdings, LP, Tax ID #95-4731724

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,147,070 8. Shared Voting Power 0 9. Sole Dispositive Power 2,147,070 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,147,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Pegasus Foundation, Tax ID #95-4834973

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 255,000 8. Shared Voting Power 0 9. Sole Dispositive Power 255,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Collins Family Foundation, Tax ID #95-4618828

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 198,320 8. Shared Voting Power 0 9. Sole Dispositive Power 198,320 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer

This filing amends a Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”). References should be made to the Original Filing for additional information. Terms with initial capital letters not defined in this Amendment No. 1 are used with the meanings assigned to them in the Original Filing.

Item 2.    Identity and Background

This statement is being filed by the following persons (the “Reporting Persons”): David C. Collins, Mary C. Adams (Dr. Collins and Ms. Adams are husband and wife and Ms. Adams is also known under her married name of Mary C. Collins), DCMA Holdings, LP (“DCMA”), a family limited partnership of which Dr. Collins and Ms. Adams are the general partners, The Pegasus Foundation (“The Pegasus Foundation”), a charitable supporting organization of which Dr. Collins and Ms. Adams are minority trustees, and The Collins Family Foundation (“The Collins Foundation”), a private charitable foundation of which Dr. Collins and Ms. Adams are the directors. The principal address of each of the Reporting Persons is 2814 Motor Avenue, Los Angeles, California 90064. Dr. Collins is Chairman of the Board of Directors and Chief Executive Officer of the Company. Ms. Adams is the Company’s Vice President – Administration and Investor Relations and Assistant Secretary. During the past five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Dr. Collins and Ms. Adams is a citizen of the United States, DCMA is a California limited partnership, The Pegasus Foundation is a California trust and The Collins Foundation is a California corporation.

Item 3.    Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.    Purpose of Transaction

On February 19, 2003, each of Dr. Collins, DCMA, The Pegasus Foundation and The Collins Foundation (each a “Participating Person”) put in place a five year liquidity program (each, a “Plan”) for the diversification of their assets. The Plans become effective on May 15, 2003. Each of the Plans provides for a number shares of Common Stock to be sold each quarter based on the trading price of the Common Stock. No sales will be made under the Plans in any quarter unless the price of the Common Stock exceeds $12.50, with escalating number of shares to be sold each quarter with increasing prices of the Common Stock increases. For example, if the price of the Common Stock were $15 per share in a quarter, the Participating Persons would sell a total of 20,000 shares under the Plans (less than one half of one percent of the current beneficial holdings of the Participating Persons); if the price of the Common Stock were $30 per share in a quarter, the Participating Persons would sell a total of 60,000 shares under the Plans in a quarter (approximately 1.4% of the current beneficial holdings of the Participating Persons). Although the Plans for the Pegasus Foundation and the Collins Family Foundation cover all of their shares under their Plans, the Plans of DCMA and Dr. Collins cover a maximum of an aggregate of 500,000 shares (approximately 11.5% of the current beneficial holdings of these persons). Each Participating Person retains full power to amend or cancel its Plan without any consent of any other Reporting Person. The Plans do not affect the rights of each Reporting Person to vote their shares of Common Stock.

Item 5.    Interest in Securities of the Issuer

A. According to the Company’s Quarterly Report on Form 10-Q filed February 12, 2003, 17,388,008 shares of Common Stock were outstanding as of February 3, 2003. Dr. Collins and Ms. Adams each beneficially own (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) 4,331,788 shares of Common Stock, which represent approximately 24.9% of the outstanding Common Stock. Dr. Collins’ and Ms. Adams’ beneficial ownership is set forth below:

Capacity	David C. Collins	Mary C. Adams
As separate property (held by each in living trusts)	1,475,150	197,640
As options vested or vesting within 60 days, held as separate property	0	6,000
As trustees under the Collins Family Community Property Trust	52,608	52,608
By attribution of shares and options constituting the separate property of spouse [1]	203,640	1,475,150
As general partner of DCMA [2]	2,147,070	2,147,070
As director of The Collins Foundation [2]	198,320	198,320
As minority trustee of the Pegasus Foundation [2]	255,000	255,000

Total	4,331,788	4,331,788

(1)	Each of Dr. Collins and Ms. Adams disclaims beneficial ownership of the shares held as the separate property of the other.

(2)	Each of Dr. Collins and Ms. Adams disclaims beneficial ownership of these shares.

B. Dr. Collins has sole voting and dispositive power with respect to the 1,475,150 shares owned as his separate property. Ms. Adams has sole voting and dispositive power with respect to the 197,640 shares owned as her separate property and would have sole voting and dispositive power with respect to any shares acquired under her employee option. Dr. Collins and Ms. Adams each has shared voting and dispositive power with respect to the aggregate of 2,652,998 shares owned by the Collins Family Community Property Trust, DCMA, The Collins Foundation and The Pegasus Foundation.

	David C. Collins	Mary C. Adams
Sole Voting and Dispositive Power	1,475,150	203,640
Shared Voting and Dispositive Power	2,652,998	2,652,998

C. The only transactions effected by the Reporting Persons in the Common Stock during the 60 days prior to the date of this amendment are as follows: On December 23, 2002, pursuant to terms of its partnership agreement, DCMA distributed (i) 109 shares of Common Stock to each of its general partners, David C. Collins and Mary C. Adams, and (ii) 21,500 shares of Common Stock to its limited partner. Also on December 23, 2002 (i) pursuant to the terms of its trust instrument, The Collins Family Trust 99-1 distributed 10,715 shares of Common Stock to each of David C. Collins and Mary C. Adams; and (ii) each of David C. Collins and Mary C. Adams contributed 10,824 shares of Common Stock to The David C. and Mary C. Collins Family Trust. None of these transfers involved any consideration.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Original Filing, except for the Plans as set forth under Item 4.

Item 7.    Material to Be Filed as Exhibits

Exhibit 99.(A) 10b5-1 Plan dated as of February 19, 2003.

Exhibit 99.(B) 10b5-1 Plan dated as of February 19, 2003.

Exhibit 99.(C) 10b5-1 Plan dated as of February 19, 2003.

Exhibit 99.(D) 10b5-1 Plan dated as of February 19, 2003.

Exhibit 99.(E) Agreement relating to Joint Filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2003

/s/ DAVID C. COLLINS
David C. Collins

/s/ MARY C. ADAMS
Mary C. Adams

DCMA Holdings, L.P.

By:	/s/ MARY C. COLLINS
Mary C. Collins Its General Partner

THE PEGASUS FOUNDATION

By:	/s/ DAVID C. COLLINS
David C. Collins Its Trustee

THE COLLINS FAMILY FOUNDATION

By:	/s/ Mary C. Collins
Mary C. Collins Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)